UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 25, 2005 (August 25, 2005)**

LABARGE, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**001-05761**	**73-0574586**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9900A Clayton Road, St. Louis, Missouri 63124
(Address of principal executive offices)   (Zip Code)

(314) 997-0800
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17CFR 240.13e-4(c))

FORM 8-K

Item 2.02   Results of Operations and Financial Condition

On August 25, 2005, LaBarge, Inc. issued a press release announcing its financial results for the fiscal 2005 fourth quarter and year end. A copy of the press release is attached hereto and hereby incorporated by reference. The information in this Form 8-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits
      (c)   Exhibits

99.1   Press release for LaBarge, Inc. for the fiscal 2005 fourth quarter and year, ended July 3, 2005, and forward-looking statements relating to fiscal year 2006 as presented in a press release of August 25, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LaBarge, Inc.

(Registrant)

Date: August 25, 2005   By: /s/Donald H. Nonnenkamp

                                           Donald H. Nonnenkamp
                                           Vice President, Chief Financial Officer and Secretary

Exhibit Index

Index Number	Description
99.1	Press release for LaBarge, Inc. for the fiscal 2005 fourth quarter and year, ended July 3, 2005, and forward-looking statements relating to fiscal year 2006 as presented in a press release of August 25, 2005.

NEWS UPDATE



LaBarge inc

Contact:
Colleen Clements
LaBarge, Inc.
314-997-0800, ext. 409
colleen.clements@labarge.com

FOR IMMEDIATE RELEASE

LaBARGE, INC. REPORTS SIGNIFICANT INCREASES IN SALES AND EARNINGS
FOR FISCAL 2005 FOURTH QUARTER AND FULL YEAR

For the 2005 Fiscal Year:
Net Sales Grew 39 Percent
Net Earnings Rose 58 Percent
Earnings Per Diluted Share Increased to $.68 vs. $.44

ST. LOUIS, August 25, 2005 . . . . . LaBarge, Inc. (AMEX: LB) today reported that financial results for the fiscal 2005 fourth quarter and year ended July 3, 2005 rose significantly over prior-year levels.

For the fiscal 2005 fourth quarter, net sales rose 10 percent to $45,105,000, compared with $40,910,000 for the year-ago period. Fiscal 2005 fourth-quarter net earnings increased 14 percent to $2,839,000, or $.18 per diluted share, compared with $2,501,000, or $.16 per diluted share, in the fiscal 2004 fourth quarter.

For the 2005 fiscal year, net sales rose 39 percent to $182,294,000, compared with $131,510,000 for the year-ago period. Net earnings for the 2005 fiscal year grew 58 percent to $10,870,000, or $.68 per diluted share, compared with $6,869,000, or $.44 per diluted share, in fiscal 2004. Fiscal 2004 results include a net loss from discontinued operations of $102,000, or $.01 per share. LaBarge's Pittsburgh operation, which the Company acquired in February 2004, contributed net sales of $53,045,000 and earnings of approximately $.13 per diluted share in the 2005 fiscal year, versus $17,553,000 and earnings of approximately $.06 per diluted share in the prior fiscal year.

Gross margin in fiscal 2005 was 22.6 percent compared with 23.1 percent in the previous fiscal year. Typically, LaBarge's gross margins are in the 20 percent to 23 percent range, varying as a result of product mix. Selling and administrative expense declined as a percentage of sales to 12.6 percent in fiscal 2005, versus 14.3 percent in the prior year. In actual dollars, fiscal 2005 selling and administrative expense rose 22 percent from fiscal 2004 levels, in contrast to the 39 percent increase in sales volume. In fiscal 2005, interest expense was $1,747,000, versus $718,000 one year earlier. This increase was due to higher average borrowings as a result of the Pittsburgh acquisition and higher interest rates.

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Total debt declined 26 percent to $27,916,000 at July 3, 2005, compared with $37,735,000 at June 27, 2004, illustrating the Company's strong cash flow. Further, reflecting the Company's sound asset management, both accounts receivable and inventories were up modestly compared with the Company's 39 percent increase in sales. Stockholders' equity was $53,830,000 at the end of fiscal 2005, up 26 percent from $42,584,000 at fiscal 2004 year-end.

Backlog of unshipped orders at July 3, 2005 was $164,926,000, up 5 percent from $156,949,000 at the end of fiscal 2004, and up 8 percent from $152,470,000 at the end of the fiscal 2005 third quarter.

Craig LaBarge, chief executive officer and president, commented, "LaBarge achieved outstanding year-over-year growth during fiscal 2005, which was primarily attributable to increased shipments to defense and natural resources customers, combined with a full-year's contribution of the Pittsburgh operation. Had LaBarge owned Pittsburgh for the full 2004 fiscal year, net sales for fiscal 2005 would have grown 17 percent and net earnings would have risen 35 percent on a pro forma basis." (Please refer to the attached "Supplemental Financial Information" for a reconciliation of the pro forma to the comparable reported results.)

Mr. LaBarge continued, "The largest contributor to both fiscal 2005 and 2004 revenues was shipments to defense customers, which accounted for 45 percent of fiscal 2005 sales and 48 percent of sales in fiscal 2004. In actual dollars, fiscal 2005 defense shipments were up nearly 30 percent over the prior year, providing cables and electronic assemblies for a variety of defense applications, including military aircraft, radar systems and shipboard programs.

"Revenues from the natural resources sector represented 19 percent of fiscal 2005 sales versus 14 percent in the year-ago period. Actual dollar sales to this sector increased nearly 90 percent in fiscal 2005 as shipments of electronic equipment to mining customers more than tripled from fiscal 2004 levels. Sales to customers in the oil-and-gas market also increased during fiscal 2005, growing 35 percent over the prior year.

"Shipments to industrial customers were 19 percent of full-year revenues in fiscal 2005, compared with 13 percent in the comparable period a year ago. This growth was primarily from the Pittsburgh operation which broadened our customer mix to include companies that do business in the glass packaging and specialized instrumentation industries, as well as other industrial markets.

"The remaining 17 percent of fiscal 2005 sales and 25 percent of fiscal 2004 sales were attributable to customers in a variety of other market sectors, including commercial aerospace and government systems."

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Outlook and Commentary

Mr. LaBarge concluded, "Based on the strength of current backlog and the healthy array of new business opportunities in the pipeline, we expect to achieve double-digit growth in fiscal 2006 full-year sales and earnings. However, we anticipate first-quarter sales and earnings per share will be down slightly from the prior-year's levels due to several customer-requested delays in certain planned shipments. We are projecting fiscal 2006 first-quarter sales in the range of $41 million to $42 million and diluted earnings per share of $0.12 to $0.13, compared with sales of $43.6 million and diluted earnings per share of $0.15 in the fiscal 2005 first quarter. We expect this year's second-quarter sales and earnings to be substantially higher than projected first-quarter levels and up from the prior year's second-quarter results. Further, we anticipate the largest year-over-year percentage gains will come in the second half of fiscal 2006.

"Our earnings estimates factor in the expensing of stock options, which the Company will begin in the first quarter of fiscal 2006 in accordance with the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. We estimate that the impact to earnings will be approximately $0.01 per share for the first quarter of fiscal 2006."

Today's Conference Call Webcast

Today, at 11:00 a.m. Eastern time, LaBarge will host a live audio webcast of its discussion with the investment community regarding financial results for the Company's 2005 fiscal year. The webcast can be accessed through the investor relations calendar area of *http://www.labarge.com*. Following the live discussion, a replay of the webcast will be available at the same location on the Internet.

Non-GAAP Financial Information

The Company sometimes uses information derived from consolidated financial information, but not presented in the financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). Specifically, in this release, the Company has used non-GAAP financial measures to illustrate how its net sales and earnings for the 2004 fiscal year would have been affected had the Company owned its recently acquired Pittsburgh operation for that full period. The Company acquired the Pittsburgh operation in February 2004.

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Management utilizes non-GAAP operating results as a performance measure and furnishes the information in order to provide investors with additional information to analyze the Company's operating results and facilitate period-to-period comparisons. Please

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refer to the financial tables following this release for a reconciliation of non-GAAP financial information to the corresponding GAAP financial information.

About LaBarge, Inc.

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse industrial markets. The Company provides its customers with sophisticated electronic products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site address is http://www.labarge.com .

(Financial tables follow)

Statements contained in this release relating to LaBarge, Inc. that are not historical facts are forward-looking statements within the meaning of the federal securities laws. Matters subject to forward-looking statements are subject to known and unknown risks and uncertainties, including economic, competitive and other factors that may cause LaBarge or its industry's actual results, levels of activity, performance and achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause LaBarge's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition or deterioration of economic conditions in LaBarge's markets; cutbacks in defense spending by the U.S. Government; loss of one or more large customers; LaBarge's ability to replace completed and expired contracts on a timely basis; LaBarge's ability to integrate recently acquired businesses; the outcome of litigation LaBarge may be party to; increases in the cost of raw materials, labor and other resources necessary to operate LaBarge's business; the availability, amount, type and cost of financing for LaBarge and any changes to that financing; and other factors summarized in our reports filed from time to time with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on the forward-looking statements. Unless otherwise required by law, LaBarge disclaims any obligation to update any forward-looking statements or to publicly announce any revisions thereto to reflect future events or developments.

LaBarge, Inc.
Consolidated Statements of Income (Unaudited)
(amounts in thousands, except per-share amounts)

	Three Months Ended		Twelve Months Ended	
	July 3, **2005**	June 27, 2004	**July 3,** **2005**	June 27, 2004
NET SALES	**$ 45,105**	$ 40,910	**$ 182,294**	$ 131,510
COSTS AND EXPENSES:				
Cost of sales	**34,704**	31,234	**141,180**	101,138
Selling and administrative expense	**5,337**	5,336	**22,979**	18,828
Interest expense	**402**	427	**1,747**	718
Other income, net	**(47)**	(158)	**(477)**	(677)
Earnings from continuing operations before income taxes	**4,709**	4,071	**16,865**	11,503
Income tax expense	**1,870**	1,570	**5,995**	4,532
Net earnings from continuing operations	**2,839**	2,501	**10,870**	6,971
Discontinued operations:				
Loss from discontinued operations (less applicable income tax benefit of $70)	**---**	---	**---**	(114)
Gain on disposal of discontinued operations of $20 (less applicable income tax expense of $8)	**---**	---	**---**	12
Net earnings	**$ 2,839**	$ 2,501	**$ 10,870**	$ 6,869
Basic net earnings per common share:				
Net earnings from continuing operations	**$ 0.19**	$ 0.17	**$ 0.72**	$ 0.47
Net loss from discontinued operations	**--**	--	**--**	(0.01)
Basic net earnings	**$ 0.19**	$ 0.17	**$ 0.72**	$ 0.46
Average common shares outstanding	**15,048**	14,965	**15,013**	14,981
Diluted net earnings per share:				
Net earnings from continuing operations	**$ 0.18**	$ 0.16	**$ 0.68**	$ 0.45
Net earnings from discontinued operations	**--**	--	**--**	(0.01)
Diluted net earnings	**$ 0.18**	$ 0.16	**$ 0.68**	$ 0.44
Average diluted common **shares outstanding**	**16,069**	15,660	**15,884**	15,552

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LaBarge, Inc.
Consolidated Balance Sheets
(amounts in thousands, except share amounts)

	July 3, 2005	June 27, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 820**	$ 793
Accounts and other receivables, net	**23,371**	22,335
Inventories	**41,342**	40,202
Prepaid expenses	**974**	854
Deferred tax assets, net	**1,387**	818
Total current assets	**67,894**	65,002
Property, plant and equipment, net	**18,849**	18,910
Intangible assets, net	**3,388**	3,881
Goodwill, net	**24,292**	24,471
Other assets, net	**5,514**	5,694
Total assets	**$119,937**	$ 117,958
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	**$ 1,650**	$ 7,050
Current maturities of long-term debt	**4,661**	4,415
Trade accounts payable	**10,026**	12,305
Accrued employee compensation	**9,230**	8,466
Other accrued liabilities	**2,890**	2,567
Cash advances	**11,445**	8,864
Total current liabilities	**39,902**	43,667
Long-term advances from customers for purchase of materials	**3,854**	5,370
Deferred tax liabilities, net	**746**	67
Long-term debt	**21,605**	26,270
Stockholders' equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at July 3, 2005 and June 27, 2004, respectively, including shares in treasury	**158**	158
Additional paid-in capital	**13,722**	13,462
Retained earnings	**42,723**	31,853
Accumulated other comprehensive income	**---**	157
Less cost of common stock in treasury shares of 723,345 at July 3, 2005 and 808,754 at June 27, 2004	**(2,773)**	(3,046)
Total stockholders' equity	**53,830**	42,584
Total liabilities and stockholders' equity	**$119,937**	$117,958

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LaBarge, Inc.
Supplemental Financial Information

Reconciliation of Pro Forma Financial Measures
(amounts in thousands, except per-share amounts)

	Twelve Months Ended				
	June 27, 2004 **As reported**	**Adjustment**	**June 27, 2004** **Pro Forma**	**July 3, 2005** **As reported**	
Net sales	$131,570	$24,829 (a)	$156,339	$182,294	+16.6%
Net earnings from continuing operations	6,971	1,083 (b)	8,054	10,870	+35.0%
Diluted earnings from continuing operations per share	$ 0.45	$ 0.07 (c)	$ 0.52	$ 0.68	

(a) Sales of Pinnacle Electronics LLC for the 33-week period ended Feb. 17, 2004.
(b) Tax-affected net earnings of Pinnacle Electronics LLC for the 33-week period ended Feb. 17, 2004.
(c) Additional earnings per share from a $1,083,000 increase in net earnings.

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